UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
BRIGHTSPIRE CAPITAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
DigitalBridge Group, Inc.
Attention: Ronald M. Sanders, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,990,945
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,990,945

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,990,945
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 27.0%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The calculation of the percentage is based on 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022.

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,990,945
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,990,945

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,990,945
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 27.0%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	The calculation of the percentage is based on 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(1)
14	Type of Reporting Person (See Instructions) IA

(1)	The calculation of the percentage is based on 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022.

Explanatory Note

This Amendment No. 9 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (“DBRG OC”), and DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) (“DigitalBridge”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, DBRG OC, DigitalBridge and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, DBRG OC, and DigitalBridge, the “Prior Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Pior Reporting Persons on February 27, 2020, Amendment No. 3 to the Schedule 13D filed by the Prior Reporting Persons on April 1, 2020, Amendment No. 4 to the Schedule 13D filed by the Prior Reporting Persons on March 4, 2021, Amendment No. 5 to the Schedule 13D filed by the Prior Reporting Persons on April 6, 2021, Amendment No. 6 to the Schedule 13D filed by the Prior Reporting Persons on May 4, 2021, Amendment No. 7 to the Schedule 13D filed by the Prior Reporting Persons on August 16, 2021 and Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the Prior Reporting Persons on September 10, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed by DigitalBridge, DBRG OC and Manager (collectively, the “Reporting Persons”) to reflect the completion of the sale of NRF Holdco pursuant to the Purchase and Sale Agreement between DBRG OC and CWP Bidco LP as previously described in Amendment No. 8 (as amended, the “Purchase Agreement”). As a result of the transaction, DigitalBridge and DBRG OC have ceased to share beneficial ownership of the shares of outstanding Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”) previously reported as beneficially owned by NRF Holdco and RED REIT.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Shares”), of Brightspire Capital, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 590 Madison Avenue, 33rd Floor, New York, NY 10022.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D is filed on behalf of (i) DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.), a Maryland corporation (“DigitalBridge”), (ii) DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), a Delaware limited liability company (“DBRG OC”), and (iii) CLNC Manager, LLC, a Delaware limited liability company (“Manager” and collectively with DigitalBridge and DBRG OC, the “Reporting Persons”). DigitalBridge is a leading global investment management firm, and the sole managing member of its operating company, DBRG OC. Manager is held indirectly by DBRG OC.

The principal business address of the Reporting Persons is 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file the Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

During the last five years, none of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Shares (3)
DigitalBridge	34,990,945	(2)	27.0%
DBRG OC	34,990,945	(2)	27.0%
Manager	79,001		0.1%

(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2) Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 34,911,944 shares of Class A Common Stock held by DBRG OC and (ii) 79,001 shares of Class A Common Stock held by Manager.

(3) The calculation of the percentage is based on 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022.

(c) On February 28, 2022, DBRG OC completed the sale of NRF Holdco to CWP Bidco LP, an affiliate of Highgate Capital Investments and Aurora Health Network LLC, pursuant to the Purchase Agreement. As a result of the transaction, DigitalBridge and DBRG OC have ceased to share beneficial ownership of the 3,537,045 shares of Class A Common Stock held by NRF Holdco, including 3,075,623 shares of Class A Common Stock issuable upon the redemption of an equal number of OP Units held by RED REIT. The sale of NRF Holdco was in connection with DigitalBridge’s sale of its wellness infrastructure business, and consideration for the wellness infrastructure business and other non-core assets of DigitalBridge (including the shares of Class A Common Stock held by NRF Holdco and RED REIT) is described in the Current Report on Form 8-K filed by DigitalBridge on February 28, 2022.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 2, 2022, between DigitalBridge Group, Inc., DigitalBridge Operating Company, LLC and CLNC Manager, LLC

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2022	CLNC MANAGER, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE GROUP, INC.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

DIGITALBRIDGE GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of DigitalBridge Group, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o DigitalBridge Group, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Group, Inc.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by DigitalBridge Group, Inc.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director or executive officer who owns Shares, such director or executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Directors and Executive Officers	Title/Principal Occupation	Shares Beneficially Owned		% of Shares Beneficially Owned(1)
J. Braxton Carter	Director, DigitalBridge Group, Inc. Senior Advisor to Deutsche Telecom Capital Partners	—		—

Nancy A. Curtin	Director, DigitalBridge Group, Inc. Partner, Group Chief Investment Officer and Head of Investment Advisory of Alvarium Investments	—		—

Jeannie H. Diefenderfer	Director, DigitalBridge Group, Inc. Founder and Chief Executive Officer of courageNpurpose, LLC	—		—

Jon A. Fosheim	Director, DigitalBridge Group, Inc. Private Investor	—		—

Marc C. Ganzi	President, Chief Executive Officer and Director DigitalBridge Group, Inc.	—		—

Gregory J. McCray	Director, DigitalBridge Group, Inc. Chief Executive Officer of FDH Infrastructure Services	—		—

Sháka Rasheed	Director, DigitalBridge Group, Inc. Managing Director, General Manager–Capital Markets, Microsoft Corporation	—		—

Dale A. Reiss	Director, DigitalBridge Group, Inc. Private Investor	—		—

John L. Steffens	Director, DigitalBridge Group, Inc. Founder Spring Mountain Capital, LP	—		—

Jacky Wu	Executive Vice President, Chief Financial Officer and Treasurer DigitalBridge Group, Inc.	—		—

Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary DigitalBridge Group, Inc.	30,173	(2)	*

Sonia Kim	Managing Director and Chief Accounting Officer DigitalBridge Group, Inc.	5,120		*

(1)
This percentage is based on (i) 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

(2)	Includes 8,213 restricted shares that vest in March 2022.
*	Less than 1%.

DIGITALBRIDGE OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of DigitalBridge Operating Company, LLC. There are no directors of DigitalBridge Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Operating Company, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by DigitalBridge Operating Company, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Executive Officers	Title	Shares Beneficially Owned		% of Shares Beneficially Owned (1)
Marc C. Ganzi	Chief Executive Officer and President	—		—

Jacky Wu	Vice President and Treasurer	—		—

Ronald M. Sanders	Vice President, Secretary	30,173	(2)	*

Donna Hansen	Vice President, Secretary	20,077		*

Sonia Kim	Vice President	5,120		*

Leon Schwartzman	Vice President	17,630		*

(1)
This percentage is based on (i) 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

(2)	Includes 8,213 restricted shares that vest in March 2022.
*	Less than 1%.

CLNC MANAGER, LLC

The following sets forth the name and position of each executive officer of CLNC Manager, LLC. There are no directors of CLNC Manager, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is CLNC Manager, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of CLNC Manager, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by CLNC Manager, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Executive Officers	Title	Shares Beneficially Owned		% of Shares Beneficially Owned(1)

Marc C. Ganzi	Chief Executive Officer and President	—		—

Jacky Wu	Vice President and Treasurer	—		—

Ronald M. Sanders	Vice President, Secretary	30,173	(2)	*

Donna Hansen	Vice President	20,077		*

Sonia Kim	Vice President	5,120		*

Leon Schwartzman	Vice President	17,630		*

(1)
This percentage is based on (i) 129,765,365 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 22, 2022 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

(2)	Includes 8,213 restricted shares that vest in March 2022.
*	Less than 1%.